Robert E. Burwell	12636 High Bluff Drive, Suite 400
Direct Dial: (858) 523-5408	San Diego, California 92130-2071
Rob.Burwell@LW.com	Tel: +858.523.5400 Fax: +858.523.5450
www.lw.com

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Mr. Michael Moran	Moscow Munich File No. 030288-0007	Tokyo Washington, D.C.
Accounting Branch Chief Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

Re:	Design Within Reach, Inc.
Form 10-K/A for the Fiscal Year Ended December 30, 2006, Filed May 8, 2007
Form 10-Q for the Fiscal Quarter Ended June 30, 2007, Filed August 9, 2007
File No. 0-50807

Dear Mr. Moran:

We are in receipt of the Staff’s letter dated October 31, 2007 with respect to the above-referenced Form 10-K/A and Form 10-Q. Per our discussions with the Staff, we are responding to the Staff’s comments on behalf of Design Within Reach, Inc. (“DWR”). For ease of reference, we have set forth the Staff’s comment and DWR’s response below.

Form 10-K/A for the Fiscal Year Ended December 30, 2006

Item 8.	Financial Statements and Supplementary Data

Financial Statements – Notes to Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 94

1.

We have read your response to comments 3 and 4 of our letter dated September 6, 2007 regarding your use of “estimated delivery dates” to recognize revenue each accounting and reporting period. We continue to have questions relating to your basis for determining when delivery has occurred and have not been able to conclude as to the appropriateness of your revenue recognition accounting and the use of “estimated delivery dates.” According to your response, you believe internal analysis of selected tracking data obtained from shippers supports your basis for using six (6) calendar days as an estimate of the length of time for merchandise shipped from your warehouse in Kentucky to any location in the United States. Provide us with the average delivery times you calculated at fiscal year-end 2006 for the West Coast, Midwest and East Coast

November 15, 2007

regions and why you believe calculating a weighted-average time for delivery of all shipments is appropriate. Please explain to us why your website states that customers should expect delivery between 7 to 10 business days for merchandise shipped from the warehouse and that drop shipments directly from the vendor will take longer. Generally, 7 to 10 business days can translate into up to 14 calendar days. For fiscal 2006, please also tell use the percentage of your product net sales that are shipped to customers directly from your warehouse in Kentucky and the percentage of your product net sales drop shipped directly from vendors. Tell us what consideration you have given to drop shipment from vendors in the analysis of delivery data you performed on fiscal 2006 shipments. Please also tell us if the products that are drop shipped directly from vendors are generally the higher priced products when compared to the unit price of the products you maintain in your warehouse.

DWR’s Response:

The Staff has asked for an explanation of DWR’s use of an estimated six calendar days for delivery despite statements on the DWR website that customers should expect delivery within 7 to 10 business days. The website addresses the time between order and delivery. For purposes of revenue recognition, DWR estimates the time between shipment and delivery. In the case of shipments from DWR’s warehouse, the time from order to shipment is typically 24 to 72 hours, but in some cases additional time is required due to either work load or availability of goods. For drop shipments, the time between order and shipment is typically longer because drop ship items are often special orders requiring longer lead times.

The average number of days from shipment to delivery calculated by DWR for the West Coast, Midwest and East Coast are as follows:

REGION	AVERAGE NUMBER OF DAYS	PERCENT OF VALUE OF SHIPMENTS SAMPLED
West Coast	6.08	51.93%
Midwest	4.93	15.79
East Coast	4.52	32.28

As noted in DWR’s previous response letter, its methodology involves a review of the largest orders from its website and each of its studios.1 For each sample selected, DWR obtained the shipment tracking data from the shippers’ websites to determine the shipment time from DWR’s warehouse to the customer. The studios are geographically dispersed, with studios located in 22 states and the District of Columbia. As a result, DWR believes the sample orders provide information about deliveries to diverse geographic areas as well as deliveries of product of all sizes and shipping methods. As shown in the table above, 51.93% of the value of shipments sampled originated with orders placed at West Coast studios and only 15.79% of the value of shipments sampled originated with orders placed at Midwest studios. As a result, DWR determined that a weighted average should be used to calculate the average number of days shipped, which was 5.39 days.

[1]	When DWR analyzed time for delivery during the second quarter of fiscal 2007, it also included the largest order from its phone center.

November 15, 2007

DWR’s information systems do not allow it to apply an actual or average days for delivery metric on an order-by-order basis for purposes of recognizing revenue. Instead, DWR calculates the weighted average days for delivery. It then rounds up the average days for delivery to the next full day because its revenue recognition policy calls for it to defer revenue on shipments made during the last few days of a quarter, and DWR does not currently have the ability to track shipments during a fraction of a day. For fiscal year 2006, DWR deferred revenue on shipments during the last six days of the quarter based on an average days for delivery of 5.39. For fiscal year 2005, DWR deferred revenue on shipments during the last six days of the quarter based on an average days for delivery of 5.99. Although the average days for delivery has decreased by slightly more than one half day, DWR believes that it is appropriate to maintain its policy of deferring revenue on shipments during the last six days.

For fiscal year 2006, approximately 93% of DWR’s gross sales were derived from shipments that originated at DWR’s warehouse in Kentucky and approximately 7% of DWR’s gross sales were derived from shipments that were drop shipped from vendors. The average dollar amount per shipment from drop ship vendors is approximately $1,300 and the average dollar amount per shipment from DWR’s warehouse is approximately $1,100. DWR did not include drop shipments in its calculation of average days for delivery because they comprise a small portion of DWR’s gross sales, and DWR does not have precise data relating to the time for delivery on drop shipments. However, DWR’s drop ship vendors use the same common carriers that DWR uses or such vendors’ own fleets, which typically provide faster delivery than the common carriers.

General

In accordance with your request, DWR hereby acknowledges:

1. DWR is responsible for the adequacy and accuracy of the disclosure in the filings;

2. Staff comments or changes to DWR’s disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. DWR may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

November 15, 2007

Please call me at (858) 523-5408 with any questions or comments you may have.

Very truly yours,

/s/ Robert E. Burwell
Robert E. Burwell
of LATHAM & WATKINS LLP

cc:	Mr. Milwood Hobbs,

Securities and Exchange Commission

Mr. Ray Brunner

Mr. John Hellmann

Design Within Reach, Inc.